FRANKLIN TEMPLETON INVESTMENTS
                              ONE FRANKLIN PARKWAY
                            SAN MATEO, CA 94403-1906




May 14, 2003



FRANKLIN MUTUAL RECOVERY FUND
51 John F. Kennedy Park Way
Short Hills, New Jersey 07078


Gentlemen:

      We propose to invest $100,000 on May 14, 2003 in the Shares of the Franklin Mutual Recovery Fund (the "Trust"), at a purchase price of $10.00 per share. We will purchase the Shares in a private offering prior to the effectiveness of the Form N-1A registration statement filed by the Trust under the Securities Act of 1933. The Shares are being purchased as the initial advance in connection with the operations of the Trust.

      We consent to the filing of this Investment Letter as an exhibit to the Form N-1A registration statement of the Trust.



Sincerely,

FRANKLIN RESOURCES, INC.



By:   _____________________
      Murray L. Simpson
      Executive Vice President